

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Mike Wiedemer
Vice President and Chief Financial Officer
United States Lime & Minerals, Inc.
5429 LBJ Freeway, Suite 230
Dallas, Texas 75240

>   **Re: United States Lime & Minerals, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **File No. 000-04197**

Dear Mike Wiedemer:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation